UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4 TO
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ORBITZ WORLDWIDE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

68557K109
(CUSIP Number of Class of Securities (Underlying Common Stock))

James P. Shaughnessy
Senior Vice President, Chief Administrative Officer and General Counsel
500 West Madison Street, Suite 1000
Chicago, Illinois 60661
(312) 894-5000
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:
Brett E. Cooper
Jonathan M. Ocker
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,385,387	$99

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,291,040 shares of the common stock, par value $0.01 per share, of Orbitz Worldwide, Inc. with an aggregate value of $1,385,387 as of April 16, 2010 will be exchanged pursuant to the exchange offer, which may not occur. The aggregate value of such options was calculated using the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million dollars of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99	Filing Party: Orbitz Worldwide, Inc.
Form or Registration No.: 005-83537	Date Filed: May 3, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

ITEM 4. TERMS OF THE TRANSACTION.
SIGNATURE
EXHIBIT INDEX

     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2010 (the “Schedule TO”), as amended by Amendment No. 1 filed with the SEC on May 10, 2010, Amendment No. 2 filed with the SEC on May 18, 2010 and Amendment No. 3 filed with the SEC on May 25, 2010, relating to an offer by Orbitz Worldwide, Inc., a Delaware corporation (the “Company” or “Orbitz Worldwide”), to eligible employees, subject to specified conditions, to exchange certain underwater stock options (with an exercise price of $15.00 per share) to purchase up to 1,291,040 shares of the Company’s common stock, par value $0.01 per share, for a lesser number of new stock options to be granted under the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended and restated (the “Equity and Incentive Plan”).
     This Amendment No. 4 is being made to report the results of the exchange offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.
ITEM 4. TERMS OF THE TRANSACTION.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following sentences:
     The exchange offer expired at midnight, U.S. Central Daylight Time, on May 28, 2010. Pursuant to the exchange offer,1,260,598 eligible stock options were tendered, representing approximately 97.6% of the total stock options eligible for exchange in the Offer to Exchange. On May 28, 2010, the Company granted an aggregate of 433,488 new stock options in exchange for the eligible stock options tendered in the exchange offer. The exercise price of the new stock options is $5.22 per share, which was the “fair market value” (as defined in the Equity and Incentive Plan) of a share of the Company’s common stock on May 28, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORBITZ WORLDWIDE, INC.
By:	/s/ James P. Shaughnessy
James P. Shaughnessy
Senior Vice President, Chief Administrative Officer and General Counsel

Dated: June 2, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit
(a)(l)(A)*	Offer to Exchange, dated May 3, 2010 (as amended and restated on May 18, 2010).
(a)(1)(B)*	Form of Election Form.
(a)(1)(C)*	Form of Notice of Withdrawal.
(a)(1)(D)*	Form of Communication from Paul Wolfe to All Eligible Employees.
(a)(1)(E)*	Email Communication to Certain Officers of Orbitz Worldwide, Inc. dated May 3, 2010.
(a)(1)(F)*	Form of Confirmation of Receipt of Election Form.
(a)(1)(G)*	Form of Confirmation of Receipt of Notice of Withdrawal.
(a)(1)(H)*	Form of Reminder of Expiration of the Offer to Exchange.
(a)(1)(I)*	Form of Confirmation of Participation in the Offer to Exchange.
(a)(1)(J)*	Supplemental Email Communication to All Eligible Employees.
(d)(1)	Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended and restated, effective June 2, 2009 (incorporated by reference to Exhibit 10.3 to the Orbitz Worldwide, Inc. Current Report on Form 8-K filed on June 4, 2009, File No. 001-33599).
(d)(2)*	Form of Stock Option Award Agreement (Non-Executive Employees).
(d)(3)*	Form of Stock Option Award Agreement (Executive Officers).
(d)(4)*	Form of Stock Option Award Agreement (Converted Travelport Equity).

*	Previously filed as an exhibit to the Schedule TO